

# BREARD & ASSOCIATES, INC.
## CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Management of:
StockShield, LLC

We have audited the accompanying statement of financial condition of StockShield, LLC as of December 31, 2016, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of StockShield, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StockShield, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of StockShield, LLC's financial statements. The supplemental information is the responsibility of StockShield, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

1

WE FOCUS & CARE™

# STOCKSHIELD, LLC

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2016

#### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 322,322 |
| Prepaid expenses | | 28,478 |
| Retainers and deposits | | 27,510 |
| Security deposits | | 1,856 |
| Furniture and computer equipment at cost, | | |
| less accumulated depreciation of $2,404 | | 1,106 |
| Total assets | $ | 381,272 |

#### LIABILITIES AND MEMBERS' EQUITY

Liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 6,807 |
| Commitments and contingencies | | - |
| Members' equity | | 374,465 |
| Total liabilities and members' equity | $ | 381,272 |

The accompanying notes are an integral part of these financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

StockShield, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). In addition, the Company is registered with the securities regulatory divisions of the States of California, Connecticut, Illinois, Minnesota, Missouri, New York, Ohio, Pennsylvania, and Utah. The Company has developed patented financial risk management capabilities, including the Stock Protection Trust (for concentrated single-stock positions in public companies) and ESOP Protection Trust (for concentrated single-stock retirement plans sponsored by private companies with Employee Stock Ownership Plans).

Pursuant to legislation adopted by the State of Connecticut that took effect January 1, 2014, StockShield Inc. ("StockShield") converted on December 31, 2014, from a Connecticut corporation to a Connecticut limited liability company (as converted, "StockShield, LLC") by filing a certificate of conversion with the Connecticut Secretary of State. The common and preferred shareholders (collectively, the "Shareholders") of StockShield contributed their common and preferred stock to a newly-formed Delaware corporation ("StockShield Holdings") in exchange for equivalent common and preferred shares of StockShield Holdings. The limited liability company operating agreement for the Company provides for Class A Units (that were issued to StockShield Holdings and represent the indirect ownership interest in the business by the Shareholders) and Class B Units (issued to Hales Partners, LLC). Hales Partners, LLC (the "investor") has committed to invest $1.5 million in StockShield, LLC (to be invested in tranches of $250,000 each) in exchange for Class B Preferred Units in StockShield, LLC accruing at an interest rate of 8% per annum.

Recently Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Income Taxes

The conversion of StockShield Inc. to StockShield LLC, coupled with the share exchange between the Shareholders and StockShield Holdings, will be treated as an "F" reorganization. StockShield, LLC is now a "regarded" partnership for federal income tax purposes, with StockShield Holdings being treated as having contributed the net assets of StockShield to StockShield, LLC in exchange for its Class A Units. As a result, StockShield Holdings is responsible for reporting their share of the Company's net income and gains or losses and accordingly there is no provision for federal or state income taxes reflected in these financial statements. The Company may, however, be subject to other taxes for doing business in a particular state.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

## 3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid, or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $315,515, which was $310,515 in excess of the FINRA minimum net capital requirement of $5,000.

## 4. SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers' SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

## 5. PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

|  |  | Useful Life |
|---|---|---|
| Furniture and Equipment | $ 3,510 | 5 |
| Total cost of property and equipment | 3,510 | |
| Less: accumulated depreciation | (2,404) | |
| Property and equipment, net | $ 1,106 | |

Depreciation expense for the year ended December 31, 2016 was $737.

## 6. SUBSEQUENT EVENTS

As of the date in which the financial statements were available to be issued, management has determined that no subsequent events occurred following December 31, 2016, which require recognition or disclosure in the financial statements.